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                            June 17, 2020

       Sue Veres Royal
       Cheif Executive Officer
       BeBop Channel Corp.
       90 State Street, Ste 700 Office 40
       Albany, NY 12207

                                                        Re: BeBop Channel Corp.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted June 8,
2020
                                                            CIK No. 0001814102

       Dear Ms. Royal:

               Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, you have not provided financial statements, your audit report is unsigned, undated and references a future period, and the summary financial information you have provided is as of a future date.

                                                        1.   Please amend to
provide financial statements required by Part F/S of Form 1-A, to ensure your audit
report is signed, dated and references the appropriate historical periods, and to
ensure the summary financial information you provided is not as of a future date.

              We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Scott
Anderegg, Staff Attorney at 202-551-3342 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services